Filed pursuant to Rule 433

November 16, 2015

Relating to

Preliminary Prospectus Supplement dated November 16, 2015

to

Prospectus dated September 30, 2013

Registration Statement No. 333-191462

Duke Energy Corporation
$400,000,000 3.75% Senior Notes due 2024
$600,000,000 4.80% Senior Notes due 2045

Pricing Term Sheet

Issuer:	Duke Energy Corporation

Trade Date:	November 16, 2015

Settlement:	November 19, 2015 (T+3)

Security Description:	3.75% Senior Notes due 2024 (the “2024 Notes”)	4.80% Senior Notes due 2045 (the “2045 Notes”)

Ratings (Moody’s / S&P / Fitch)*:	A3 / BBB+ / BBB+	A3 / BBB+ / BBB+

Principal Amount:	$400,000,000 The 2024 Notes will be part of the same series of notes as the $600,000,000 aggregate principal amount of Duke Energy Corporation’s 3.75% Senior Notes due 2024 offered and sold by the prospectus supplement dated April 1, 2014 and the accompanying prospectus.	$600,000,000

Interest Payment Dates:	April 15 and October 15 of each year, beginning on April 15, 2016	June 15 and December 15 of each year, beginning on June 15, 2016

Maturity Date:	April 15, 2024	December 15, 2045

Benchmark Treasury:	2.250% due November 15, 2025	2.875% due August 15, 2045

Benchmark Treasury Yield:	2.268%	3.071%

Spread to Benchmark Treasury:	+135 bps	+175 bps

Yield to Maturity:	3.618%	4.821%

Coupon:	3.75% (interest on the 2024 Notes will accrue from October 15, 2015)	4.80%

Price to Public:	100.926% per 2024 Note (plus accrued interest of $1,416,666.67 for the period from and including October 15, 2015 to but excluding the date of delivery)	99.664% per 2045 Note, plus accrued interest, if any, from November 19, 2015

Redemption Provisions:

At any time before January 15, 2024 (which is the date that is three months prior to maturity of the 2024 Notes), redeemable at the Treasury Rate + 15 bps. At any time on or after January 15, 2024, redeemable at par.

At any time before June 15, 2045 (which is the date that is six months prior to maturity of the 2045 Notes (the “2045 Par Call Date”)), redeemable at the Treasury Rate + 30 bps. At any time on or after the 2045 Par Call Date, redeemable at par.

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof	$2,000 or any integral multiple of $1,000 in excess thereof

CUSIP / ISIN:	26441CAN5 / US26441CAN56	26441CAP0 / US26441CAP05

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC Scotia Capital (USA) Inc.

Senior Co-Manager:	Loop Capital Markets LLC

Co-Managers:	BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. SMBC Nikko Securities America, Inc. The Williams Capital Group, L.P.

Junior Co-Managers:	Drexel Hamilton, LLC Samuel A. Ramirez & Company, Inc.

*Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the

SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC (collect) at (212) 834-4533, Mitsubishi UFJ Securities (USA), Inc. toll-free at (877) 649-6848, Morgan Stanley & Co. LLC toll-free at (866) 718-1649 or Scotia Capital (USA) Inc. toll-free at (800) 372-3930.